For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Email: ir@ata.net.cn	CCG Elite Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915

Phone: +(86) 10 65181122-5107 URL: www.ata.net.cn	Email: crocker.coulson@ccgir.com Ed Job, CFA

Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com

URL: www.ccgir.com

ATA Announces Results of Annual General Meeting of Shareholders

BEIJING, December 22, 2008 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced that it held its 2008 Annual General Meeting of Shareholders (AGM) on December 15, 2008. All of the proposals submitted to shareholders at the 2008 AGM were approved.

Specifically, the shareholders approved:

1. The re-election of Walter Lin Wang as a class A director of the Company; and

2.	The appointment of KPMG as the Company’s independent auditor for the fiscal year ending March 31, 2009.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,895 authorized test centers located throughout China as of September 30, 2008, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 26 million tests including 16 million billable tests since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit: http://www.ata.net.cn.